

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Andrew Fox
Chief Executive Officer
Charge Enterprises, Inc.
125 Park Avenue, 25th Floor
New York, NY 10017

> **Re: Charge Enterprises, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 4, 2021**
> **File No. 333-253073**

Dear Mr. Fox:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-1 Filed August 4, 2021

Charge Enterprises, Inc. Unaudited Consolidated Financial Statements for the Periods Ended March 31, 2021 and 2020
Consolidated Statement of Cash Flows for the Three Months Ended March 31, 2021 and 2020, page F-7

1. We note your response to comment 1. Please tell us the nature and purpose for which you acquired the securities in determining their cashflow classification. Refer to ASC 321-10-45-1.

Notes to Consolidated Financial Statements
Note 5. Marketable securities and other investments, page F-13

2.   We note your revisions to Note 5 in response to comment 2. Please revise your disclosure to specify the type of securities that you hold and tell us if you are accounting for these investments at fair value through net income in accordance with ASC 321 and revise your disclosure accordingly. In addition, include an analysis of your net income from investments in your discussion of results of operations in Management's Discussion and Analysis.

    You may contact Robert Shapiro at (202) 551-3273 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services

cc: Stephen Cohen, Esq.